SHAREHOLDER MEETING RESULTS
Allianz AGIC Target held a meeting of shareholders on April 11, 2012, which was adjourned to May 2, 2012. Shareholders voted as indicated below:

                                          For        Against     Abstain
Proposal to approve the merger of
Allianz AGIC Target into Allianz
RCM Mid-Cap                               8,371,421  450,777     616,016